Exhibit 99.1

Constellium Reports Full-Year and Fourth Quarter 2014 Financial Results

Amsterdam, March 12, 2015 – Constellium N.V. (NYSE and NYSE Euronext: CSTM) today reported results for the full year and fourth quarter ended December 31, 2014. These results do not include the acquisition of Wise Metals, which closed on January 5, 2015.

•	2014 Shipments of 1.1 million metric tons, up 4% versus prior year

•	2014 Revenue of €3.7 billion, up 5%

•	2014 Adjusted EBITDA of €275 million, including a €23 million unfavorable impact of higher metal premiums, down 2% from €280 million in 2013

•	Adjusted free cash flow remains positive despite higher capital expenditures related to previously announced projects

•	2014 Diluted EPS of €0.48; EPS excluding unrealized losses on derivatives of €0.84

•	Automotive rolled product shipments up 37% in 2014 versus 2013

•	Automotive extruded product shipments up 28% in 2014 versus 2013

•	Wise Metals acquisition closed on January 5, 2015 and Body-in-White projects progressing as scheduled

•	On track for near term decision to add a second Body-in-White finishing line in the U.S.

Constellium’s Adjusted EBITDA for 2014 was €275 million, a slight decrease from the 2013 Adjusted EBITDA of €280 million, and which includes an unfavorable impact of higher metal premiums of €23 million, partially compensated by a positive foreign exchange effect of €12 million. Adjusted EBITDA per metric ton for 2014 was €259, a decrease of €14 per metric ton from €273 in 2013. An overall strong performance in both the Automotive Structures and Industry (AS&I) and Packaging and Automotive Rolled Products (P&ARP) segments was offset by Aerospace and Transportation’s (A&T) weaker performance as a result of continuing operational challenges and capacity constraints.

Revenues for 2014 were €3.7 billion, which represented an increase of 5%, or €171 million, from 2013. On a like-for-like basis, revenues increased by 2%, excluding the impact of movements in London Metal Exchange (LME) metal prices, premiums, and currency exchange rates, when compared to the full year 2013. Shipments in 2014 were 1,062k metric tons, up 4% from 2013, driven mainly by an increase of 31% in automotive rolled and extruded product shipments, reaching 16% of our total shipments for 2014.

In the fourth quarter of 2014, Adjusted EBITDA was €51 million, a decrease of 14% from €59 million in Q4 2013, driven primarily by operational challenges from A&T, including a €5 million impact from the previously disclosed outage in our Ravenswood facility, as well as continued premium increases. Adjusted EBITDA per metric ton for the fourth quarter 2014 was €207, down from €253 in the fourth quarter of 2013.

Revenues were €936 million in the fourth quarter of 2014, an increase of 16% from €806 million in the same period of 2013 stemming from a combination of increased volumes, higher LME metal prices, and movements in foreign currency exchange rates. On a like-for-like basis, revenues increased by 3% in the fourth quarter of 2014, excluding the impact of movements in LME metal prices, premiums, and currency exchange rates, when compared to the same period in 2013. In the fourth quarter of 2014, shipments were 247k metric tons, a 6% growth from the fourth quarter 2013 shipments.

Commenting on 2014 results, Pierre Vareille, Constellium’s Chief Executive Officer said: “Strong 2014 performance in our AS&I and P&ARP segments offset continued headwinds from higher metal premiums and operational challenges in A&T. The integration of Wise Metals is proceeding well and we are moving quickly to integrate them into our global portfolio. Going forward, we believe the long-term potential for our targeted markets is increasingly favorable and we expect to continue our drive to enhance shareholder value. ”

•	Quarter Highlights and Recent Developments

In October 2014, Constellium signed an agreement to acquire Wise Metals, a private aluminium sheet producer located in Muscle Shoals, Alabama. Under the terms of the agreement, Constellium acquired Wise Metals for $1.4 billion, consisting of $455 million in cash and $945 million in the assumption of Wise’s existing debt. The acquisition of Wise Metals, which has the widest strip mill in North America, is providing Constellium with access to 450k metric tons of hot mill capacity and Constellium intends to invest up to $750 million by 2022 in order to significantly accelerate its position in the North American Body-in-White market. The financing for this transaction was finalized in December 2014 and the acquisition closed on January 5, 2015.

In October 2014, Constellium’s Body-in-White joint venture with UACJ received regulatory approval from the European Union and China and the joint venture was established at the end of 2014. The new facility will have an initial target capacity of 100k metric tons and production is expected to start in the first half of 2016. Constellium owns 51% of this joint venture.

In December 2014, Constellium issued $400 million of 8% U.S. dollar denominated senior notes due 2023 and €240 million of 7% euro denominated senior notes due 2023 in a private offering. The Notes are guaranteed on a senior unsecured basis by certain subsidiaries of Constellium.

In January 2015, Constellium announced that it is one of the largest suppliers for high-strength aluminium structural parts to Ford Motor Co. for the new Ford F-150 pickup truck, the largest automobile platform in the U.S.

In February 2015, Constellium announced that it is investing €23 million in its manufacturing site located in Decin, Czech Republic. This investment includes a new casthouse, a new indirect extrusion press line for production of hard alloy bars and profiles, a new drawing line, and a complete refurbishment of an existing extrusion line.

•	Group Summary

	Q4 2014	Q4 2013	Var.	FY 2014	FY 2013	Var.
Shipments (k metric tons)	247	234	6%	1,062	1,025	4%
Revenues (€ millions)	936	806	16%	3,666	3,495	5%
Adjusted EBITDA (€ millions)	51	59	(14%)	275	280	(2%)
Adjusted EBITDA per metric ton (€)	207	253	(18%)	259	273	(5%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures and the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q4 2014	Q4 2013	Var.	FY 2014	FY 2013	Var.
Shipments (k metric tons)	142	131	9%	620	595	4%
Revenues (€ millions)	402	315	28%	1,576	1,480	6%
Adjusted EBITDA (€ millions)	22	20	12%	118	105	12%
Adjusted EBITDA per metric ton (€)	159	155	3%	190	176	8%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

For the year ended December 31, 2014, Adjusted EBITDA for the P&ARP segment was €118 million reflecting a 12% growth over 2013, primarily attributable to an increase in volumes and improved product mix, despite a negative impact of €6 million from higher metal premiums. The increase in Adjusted EBITDA per metric ton is primarily due to the increase in shipments of automotive rolled products of 37% in 2014 versus 2013.

The P&ARP segment had another positive quarter with a 9% growth in shipments to 142k metric tons, and a 12% increase in Adjusted EBITDA to €22 million. Adjusted EBITDA per metric ton of €159 for P&ARP grew slightly by 3% over last year. The increase in shipments reflects continued growth in packaging rolled products and solid growth in automotive rolled products. Revenues increased by 28%, primarily as a result of increased metal prices and increased volumes. Demand for packaging rolled products remains strong while automotive rolled products volumes increased by 42% in the fourth quarter of 2014 compared to same period in the prior year. Higher metal premiums impacted the fourth quarter 2014 by €2 million when compared to the prior year.

The P&ARP investments in Body-in-White finishing projects are proceeding according to schedule in both Europe and in the U.S. In our Neuf-Brisach facility, the 100 kt expansion is expected to begin production in the second half of 2016 and in Bowling Green, Kentucky, the 100 kt expansion for our joint venture with UACJ is expected to begin production in the first half of 2016. We also remain on track for a near term decision to add a second finishing line to provide additional Body-in-White capacity in the U.S.

•	Aerospace & Transportation (A&T)

	Q4 2014	Q4 2013	Var.	FY 2014	FY 2013	Var.
Shipments (k metric tons)	55	61	(9%)	238	244	(3%)
Revenues (€ millions)	305	294	4%	1,197	1,204	(1%)
Adjusted EBITDA (€ millions)	18	29	(42%)	91	120	(25%)
Adjusted EBITDA per metric ton (€)	303	471	(36%)	380	491	(23%)

Adjusted	EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

For the year ended December 31, 2014, Adjusted EBITDA in the A&T segment was €91 million, an overall decrease of 25% over the fiscal year 2013, which reflects continued capacity constraints, increased sales of lower margin products, and the impact from operational outages. These results include a €8 million increase in premiums from the prior year, offset by €8 million in positive foreign exchange impact. Adjusted EBITDA per ton was €380 for 2014.

Fourth quarter 2014 results in the A&T segment decreased to €18 million in Adjusted EBITDA, a 42% decrease when compared to the fourth quarter of 2013. Shipments were 55k metric tons and represent a decrease of 9% from the same period last year. Fourth quarter 2014 A&T results continued to be impacted by higher metal premiums of €3 million, as well as continuing operational challenges highlighted in our third quarter 2014 earnings release. In particular, the segment was affected by a €5 million Adjusted EBITDA impact from a hot mill outage at our Ravenswood, West Virginia manufacturing facility during the fourth quarter.

Laurent Musy was recently appointed as the President of the A&T segment and brings more than 16 years of operational experience in the aluminium industry to this segment. Under his leadership, the recovery plans are underway as we are moving to restore and enhance our aerospace capacity in our primary aerospace plants in Issoire, France and Ravenswood. The new pusher furnace announced last quarter for Ravenswood is on schedule and the debottlenecking activities at both plants are making progress in reducing backlogs and improving product quality.

•	Automotive Structures & Industry (AS&I)

	Q4 2014	Q4 2013	Var.	FY 2014	FY 2013	Var.
Shipments (k metric tons)	51	45	15%	208	191	9%
Revenues (€ millions)	235	204	15%	921	859	7%
Adjusted EBITDA (€ millions)	16	12	23%	73	58	23%
Adjusted EBITDA per metric ton (€)	323	301	7%	351	311	13%

Adjusted	EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

For the year ended December 31, 2014, Adjusted EBITDA in the AS&I segment reached €73 million, a 23% increase from the fiscal year 2013, reflecting primarily a 28% increase in automotive extruded product shipments in 2014 versus 2013 despite a negative impact of €9 million from metal premiums. On a like-for-like basis, revenues for AS&I increased by 7% in 2014, adjusting for the sale of two of our soft alloy plants in 2013 and excluding LME metal prices, premiums, and foreign exchange impacts.

The AS&I segment achieved Adjusted EBITDA of €16 million in the fourth quarter of 2014, representing an improvement of 23% from the fourth quarter 2013 Adjusted EBITDA of €12 million. Shipments of 51k metric tons saw a 15% increase from the same period in the prior year, while revenues increased by 15% to €235 million. Overall, the performance in Adjusted EBITDA and Adjusted EBITDA per metric ton in the fourth quarter of 2014 reflected a strong increase in demand for automotive extruded products.

The previously announced plant expansions in the AS&I group are making solid progress. In particular, our manufacturing facility in Van Buren, Michigan recently doubled its capacity and is ramping its output in order to meet the strong demand for automotive extruded products in North America.

•	Net income

Net income in the fiscal year ended 2014 was €54 million compared with €100 million in the fiscal year of 2013. The decrease was primarily attributable to unrealized losses on derivatives of €53 million in fiscal year 2014 compared to unrealized gains on derivatives of €12 million in fiscal year 2013. In addition, fiscal year 2014 was impacted by €34 million of one-time transaction costs related to the acquisition of Wise Metals while the fiscal year 2013 had been impacted by €27 million of expenses related to our IPO and subsequent offerings.

•	Earnings per share

For the fiscal year ended December 31, 2014, the fully diluted earnings per share were €0.48 versus €0.99 per share for the same period in 2013. Fully diluted earnings per share were based on a weighted average number of ordinary shares of 105 million and 99 million for the years ended December 31, 2014 and 2013, respectively. Excluding the impact of unrealized gains and losses on derivative instruments, our earnings per share would have been €0.84 and €0.91 for the full year ending December 31, 2014 and 2013, respectively.

•	Cash flow and liquidity

Adjusted free cash flow was a positive €2 million for the full year 2014 and a positive €36 million for the full year 2013. This reflects increased cash flows from operating activities excluding margin calls from €180 million in 2013 to €201 million in 2014 and an increase of capital expenditures of €55 million to €199 million for the full year 2014 as a result of the acceleration of our investment programs. The total trade working capital was reduced by an additional 5 days or €17 million for the full year 2014.

Net debt at December 31, 2014 was €224 million, an increase of €92 million from December 31, 2013 and our cash position at the end of fiscal year 2014 was €989 million.

Our liquidity position remains strong. As of December 31, 2014, liquidity was €1,300 million, comprised of €120 million available under our revolving credit facility, €149 million available under our factoring facilities, €42 million available under our Asset Based Lending facility, and €989 million of cash and cash equivalents. Our liquidity position was reinforced by the $400 million and €240 million bond offerings completed in December 2014. Approximately $455 million of our cash was subsequently used to pay for the acquisition of Wise Metals in early 2015, which leaves us with liquidity in excess of €900 million.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law

•	About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014. Constellium’s earnings materials for the full year and quarter ended December 31, 2014 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended December 31, 2014 (Unaudited)	Three months ended December 31, 2013 (Unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	936	806	3,666	3,495
Cost of sales	(828)	(704)	(3,183)	(3,024)

Gross profit	108	102	483	471

Selling and administrative expenses	(50)	(55)	(200)	(210)
Research and development expenses	(11)	(9)	(38)	(36)
Restructuring costs	(5)	(2)	(12)	(8)
Other (losses) / gains - net	(52)	2	(83)	(8)

(Loss) / income from operations	(10)	38	150	209

Other expenses	1	(3)	—	(27)

Finance income	9	(1)	30	17
Finance costs	(21)	(5)	(88)	(67)

Finance costs - net	(12)	(6)	(58)	(50)

Share of (loss) / profit of joint-ventures	(1)	—	(1)	3

(Loss) / income before income tax	(22)	29	91	135

Income tax benefit / (expense)	6	4	(37)	(39)

Net (loss) / income from continuing operations	(16)	33	54	96

Discontinued operations
Net income from discontinued operations	—	—	—	4

Net (loss) / income for the period	(16)	33	54	100

Net (loss) / income attributable to:
Owners of the Company	(17)	32	51	98
Non-controlling interests	1	1	3	2

Net (loss) / income	(16)	33	54	100

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

(in Euros per share)	Three months ended December 31, 2014 (Unaudited)	Three months ended December 31, 2013 (Unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
From continuing and discontinued operations
Basic	(0.17)	0.31	0.48	1.00
Diluted	(0.17)	0.30	0.48	0.99
From continuing operations
Basic	(0.17)	0.31	0.48	0.96
Diluted	(0.17)	0.30	0.48	0.95
From discontinued operations
Basic	—	—	—	0.04
Diluted	—	—	—	0.04

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended December 31, 2014 (Unaudited)	Three months ended December 31, 2013 (Unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
Net (loss) / income	(16)	33	54	100

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to income or loss
Remeasurement on post-employment benefit obligations	(69)	13	(137)	72
Deferred tax on remeasurement on post-employment benefit obligations	1	(4)	14	(9)
Cash flow hedges	9	—	9	—
Deferred tax on cash flow hedges	(3)	—	(3)	—
Items that may be reclassified subsequently to income or loss
Currency translation differences	(2)	(1)	(13)	—

Other comprehensive (loss) / income	(64)	8	(130)	63

Total comprehensive (loss) / income	(80)	41	(76)	163

Attributable to:
Owners of the Company	(82)	40	(80)	161
Non-controlling interests	2	1	4	2

Total comprehensive (loss) / income	(80)	41	(76)	163

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Assets
Non-current assets
Intangible assets (including goodwill)	28	21
Property, plant and equipment	632	408
Investment in joint ventures	21	1
Deferred income tax assets	190	177
Trade receivables and other	48	60
Other financial assets	33	7

	952	674

Current assets
Inventories	432	328
Trade receivables and other	568	483
Other financial assets	57	25
Cash and cash equivalents	989	233

	2,046	1,069

Assets classified as held for sale	14	21

Total assets	3,012	1,764

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(207)	(132)

Equity attributable to owners of the Company	(43)	32
Non-controlling interests	6	4

	(37)	36

Liabilities
Non-current liabilities
Borrowings	1,205	326
Trade payables and other	31	35
Deferred income tax liabilities	—	1
Pension and other post-employment benefit obligations	654	507
Other financial liabilities	40	36
Provisions	61	65

	1,991	970

Current liabilities
Borrowings	47	22
Trade payables and other	872	646
Income taxes payable	11	19
Other financial liabilities	71	24
Provisions	49	38

	1,050	749

Liabilities classified as held for sale	8	9

Total liabilities	3,049	1,728

Total equity and liabilities	3,012	1,764

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2012	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net income	—	—	—	—	—	139	139	2	141
Other comprehensive loss	—	—	(64)	—	—	—	(64)	—	(64)

Total comprehensive income	—	—	(64)	—	—	139	75	2	77

Transactions with the owners
Share equity plan	—	—	—	—	1	—	1	—	1
Other	—	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012	—	98	(86)	(14)	1	(40)	(41)	4	(37)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2013	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total comprehensive income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO primary offering	—	154	—	—	—	—	154	—	154
IPO over-allotment	—	25	—	—	—	—	25	—	25
IPO fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with the owners
Share equity plan	—	—	—			4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended December 31, 2014 (Unaudited)	Three months ended December 31, 2013 (Unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
Cash flows from operating activities
Net (loss) / income from continuing operations	(16)	33	54	96
Adjustments for:
Income tax expense	(6)	(4)	37	39
Finance costs - net	12	6	58	50
Depreciation and Impairment	17	13	49	32
Restructuring costs and other provisions	9	(6)	6	(8)
Defined benefit pension costs	10	9	29	29
Unrealized losses / (gains) on derivatives net and from remeasurement of monetary assets and liabilities	24	(12)	52	(14)
Other	1	4	10	5
Changes in working capital:
Inventories	(17)	39	(95)	41
Trade receivables	48	76	(48)	9
Margin calls	—	—	11	4
Trade payables	69	(21)	170	(1)
Other working capital	(30)	5	(33)	(9)
Changes in other operating assets and liabilities:
Provisions	(2)	(5)	(12)	(17)
Income tax paid	(17)	(21)	(27)	(29)
Pension liabilities and other post-employment benefit obligations	(12)	(11)	(49)	(43)

Net cash flows from operating activities	90	105	212	184

Cash flows used in investing activities
Investment in joint venture	(19)	—	(19)	—
Purchases of property, plant and equipment	(72)	(52)	(199)	(144)
Proceeds from finance lease	2	1	6	6
Other investing activities	4	—	(4)	6

Net cash flows used in investing activities	(85)	(51)	(216)	(132)

Cash flows from / (used in) financing activities
Net proceeds received from issuance of shares	—	—	—	162
Interim dividend paid	—	—	—	(147)
Withholding tax received / (paid)	20	—	20	(20)
Distribution of share premium to owners of the Company	—	—	—	(103)
Interests paid	(21)	(7)	(39)	(36)
Proceeds received from Term Loans and Senior Notes	566	—	1,153	351
Repayment of Term Loan	—	—	(331)	(156)
Proceeds of other loans	3	(11)	13	2
Payment of deferred financing costs	(12)	—	(27)	(8)
Transactions with non-controlling interests	—	—	(2)	(2)
Other financing activities	(4)	(3)	(34)	—

Net cash flows from / (used in) financing activities	552	(21)	753	43

Net increase in cash and cash equivalents	557	33	749	95
Cash and cash equivalents - beginning of period	429	203	236	142
Effect of exchange rate changes on cash and cash equivalents	5	—	6	(1)

Cash and cash equivalents - end of period	991	236	991	236

Less: Cash and cash equivalents classified as held for sale	(2)	(3)	(2)	(3)

Cash and cash equivalents as reported in the Statement of financial position	989	233	989	233

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2014 (Unaudited)	Three months ended December 31, 2013 (Unaudited)	Year ended December 31, 2014	Year ended December 31, 2013
A&T	18	29	91	120
P&ARP	22	20	118	105
AS&I	16	12	73	58
Holdings and Corporate	(5)	(2)	(7)	(3)

Total	51	59	275	280

REVENUE AND SHIPMENTS BY PRODUCT LINE

(in k metric tons)	Year ended December 31, 2014	Year ended December 31, 2013
Aerospace rolled products	108	112
Transportation, industry, and other rolled products	130	132
Packaging rolled products	494	493
Automotive rolled products	76	56
Specialty and other thin-rolled products	50	46
Automotive extruded products	89	70
Other extruded products	119	121
Other	(4)	(5)

Total shipments	1,062	1,025

(in millions of Euros)
Aerospace rolled products	667	655
Transportation, industry, and other rolled products	525	542
Packaging rolled products	1,160	1,138
Automotive rolled products	225	162
Specialty and other thin-rolled products	183	172
Automotive extruded products	413	334
Other extruded products	462	471
Other	31	21

Total revenue	3,666	3,495

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2014	Three months ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013
Net income / (loss)	(16)	33	54	100
Income tax (benefit) / expense	(6)	(4)	37	39
Net (Income) from discontinued operations	—	—		(4)
(Loss) / income before income tax	(22)	29	91	135
Finance costs – net	12	6	58	50
Other expenses	(1)	3	—	27
Share of loss / (profit) of joint-ventures	1	—	1	(3)
(Loss) / income from operations	(10)	38	150	209
Depreciation and impairment	17	13	49	32
Unrealized gains from remeasurement of monetary assets and liabilities	—	(2)	(1)	(2)
Unrealized losses/(gains) on derivatives	24	(10)	53	(12)
Losses on disposal	1	1	5	5
Restructuring costs	5	2	12	8
Apollo management fees	—	—	—	2
Start-up and development costs	5	5	11	7
Wise acquisition costs	32	—	34	—
Ravenswood OPEB plan amendments	—	—	(9)	(11)
Swiss pension settlements	(6)	—	(6)	—
Income tax contractual reimbursements	(8)	—	(8)	—
Metal price lag	(11)	8	(27)	29
Share-based plans	—	—	4	2
Other	2	4	8	11

Adjusted EBITDA	51	59	275	280

Reconciliation of Diluted EPS from continued and discontinued operations, excluding unrealized losses / (gains) on derivatives

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013
Net Income attributable to owners of the company	51	98
Unrealized losses / (gains) on derivatives	53	(12)
Tax impact	(16)	4

Net income excluding unrealized losses / (gains) on derivatives	88	90
Weighted average number of shares, fully diluted	105,326,872	98,890,945
EPS fully diluted and discontinued (in Euros)	0.48	0.99

EPS fully diluted continued and discontinued, excluding unrealized losses / (gains) on derivatives (in Euros)	0.84	0.91

Reconciliation of cash flow from operating activities to Adjusted free cash flow (a non-GAAP measure)

	Three months ended Dec 31, 2014	Three months ended Dec 31, 2013	Year ended Dec 31, 2014	Year ended Dec 31, 2013
Cash flow from operating activities	90	105	212	184
Margin calls included in cash flow from operating activities	—	—	(11)	(4)
Cash flow from operating activities excluding margin calls	90	105	201	180
Capital expenditure	(72)	(52)	(199)	(144)

Adjusted free cash flow	18	53	2	36

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	December 31, 2014	December 31, 2013
Borrowings	1,252	348
Fair value of cross currency interest swap	(29)	26
Cash and cash equivalents	(989)	(233)
Cash pledged for issuance of guarantees	(10)	(9)

Net debt	224	132

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Diluted Earnings Per Share (EPS) from continued and discontinued operations, excluding unrealized losses and gains on derivative instruments, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees paid by the company to an affiliate of Apollo Global Management, LLC, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, acquisition costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Diluted earnings per share (EPS) from continued and discontinued operations excluding unrealized losses and gains on derivative instruments, excludes unrealized losses and gains on derivatives and the relevant tax impact from net income and is divided by the weighted average number of shares outstanding.

Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Management believes that EPS from continued and discontinued operations excluding unrealized losses and gains on derivatives is useful to investors because it provides additional information that facilitates understanding the impact of unrealized gains and losses on derivatives on our results.

Diluted EPS, Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to EPS, borrowings or operating cash flows determined in accordance with IFRS.